SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,241,302 Net interest income 694,438 Loans and accounts receivables from customers and banks, net 39,787,285 Net fee and commission income 199,629 Loans and accounts receivables from customers at fair value, net 117,553 Result from financial operations 92,672 Financial instruments 9,722,441 Total operating income 986,739 Financial derivative contracts 11,746,807 Provision for loan losses (193,778) Other asset ítems 5,659,786 Support expenses (325,911) Total assets 69,275,174 Other results (22,941) Income before tax 444,109 Principal liabilities MCh$ Income tax expense (63,900) Deposits and other demand liabilities 15,040,458 Net income for the period 380,209 Time deposits and other time liabilities 17,432,188 Issued debt and regulatory capital instruments 10,455,724 Attributable to: Financial derivative contracts 12,091,389 Equity holders of the Bank 374,788 Other liabilities ítems 9,720,193 Non-controlling interest 5,421 Total equity 4,535,222 Total liabilities and Equity 69,275,174 Equity attributable to: Equity holders of the Bank 4,426,545 Non-controlling interest 108,677 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of April 30, 2025 The principal balances and results accumulated for the period ending April 2025 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Abril de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Abril de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	2.241.302
Créditos y cuentas por cobrar a clientes y bancos	39.787.285
Créditos y cuentas por cobrar a clientes a valor razonable	117.553
Instrumentos financieros	9.722.441
Contratos de derivados financieros	11.746.807
Otros rubros del activo	5.659.786
Total Activos	**69.275.174**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	15.040.458
Depósitos y otras captaciones a plazo	17.432.188
Instrumentos de deuda y capital regulatorio emitidos	10.455.724
Contratos de derivados financieros	12.091.389
Otros rubros del pasivo	9.720.193
Total patrimonio	4.535.222
Total Pasivos y Patrimonio	**69.275.174**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.426.545
Interés no controlador	108.677

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	**MM$**
Ingresos netos por intereses y reajustes	694.438
Ingresos netos de comisiones	199.629
Resultado de operaciones financieras	92.672
Total ingresos operacionales	**986.739**
Gasto de pérdidas crediticias	(193.778)
Gastos de apoyo	(325.911)
Otros resultados	(22.941)
Resultado antes de impuesto	**444.109**
Impuesto a la renta	(63.900)
Utilidad consolidada del periodo	**380.209**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	374.788
Interés no controlador	5.421

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?